(TRANSLATION)

To Whom It May Concern:

                                                               February 18, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                  Notice of the Results of Repurchase of Shares through N-NET Closing Price Orders on Nagoya Stock Exchange

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (February 17, 2004).


1. Type of shares repurchased               Shares of common stock of TMC
2. Aggregate number of shares repurchased   28,740,000 shares
3. Purchase price                           JPY 3,650 per share
4. Aggregate purchase price                 JPY 104,901,000,000
5. Date of repurchase                       February 18, 2004 (Wednesday)
6. Method of repurchase                     Purchase through N-NET closing price
                                            orders on the Nagoya Stock Exchange

(Reference)

Matters resolved at the FY 2003 Ordinary General Shareholders' Meeting held on June 26, 2003.

o Type of shares to be repurchased              Shares of common stock of TMC
o Aggregate number of shares to be repurchased  Up to 150,000,000 shares
o Aggregate purchase price of shares            Up to JPY 400,000,000,000

Shares having been repurchased up to February 18, 2004

o Aggregate number of shares repurchased        93,028,200 shares
o Aggregate purchase price of shares            JPY 311,425,992,000


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Contact: TMC, Public Affairs at (03) 3817-9111-6 (Tokyo Head Office)
                                (0565) 23-1520-4 (Head Office)
                                (052) 952-3461~4 (Nagoya)